Room 4561

      June 1, 2005

Kelly Hankinson
Chief Financial Officer
Thinkpath, Inc.
201 Westcreek Boulevard
Brampton, Ontario Canada L6T 5S6
(905) 460-3040

	Re:	Thinkpath, Inc.
		Form 10-KSB: For the Fiscal Year Ended December 31, 2004
      Filed April 15, 2005
		Form 10-QSB: For the Quarterly Period Ended March 31,
2005
		Filed May 23, 2005
		File No. 001-14813

Dear Ms. Hankinson,

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operation

Critical Accounting Estimates and Policies - Revenue Recognition
1. We note your disclosure that as services are provided for engineering services, revenue is recognized upon the completion of relevant milestones and costs incurred are reflected as Work in Progress. Tell us why you believe contract milestones are an appropriate measure of progress on a contract and how you estimate the costs to complete. In this regard, confirm that the amount of payments made due to the achievement of a milestone represents a proper measure of progress. Indicate how you verify that the completion of milestones correlates to the percentage of completion.
Refer to the two methods outlined in paragraph 79 of SOP 81-1 and indicate whether you use either of these methods to compute income earned for a period under the percentage-of completion method.
2. Tell us how you apply paragraph 85 of SOP 81-1 that requires a provision for anticipated losses on contracts to be recorded in the period in which the loss becomes evident. In this regard, describe your policy for recording anticipated contract losses and indicate what income statement caption these losses are recorded to.

Item 7. Financial Statements

Note 6.  Investment in Non-Related Companies, pg. F-12
3. We note that at December 31, 2004 you wrote off your remaining investment of $45,668 in Digital Cement. Tell us how you accounted for the previous adjustments to fair value of $161,450 and $300,747, recorded in other comprehensive income, at the date the shares were transferred back to Digital Cement. See paragraph 14 of SFAS No.
115. Indicate why these losses were not realized upon transfer. In addition, provide us with a reconciliation of the types of accounts included in "accumulated other comprehensive loss" as of December 31,
2004.

Note 7.  Goodwill, pg. F-13
4. We note that you completed the SFAS No. 142 impairment test and concluded that there was no impairment of recorded goodwill because the fair value of your reporting units exceeded the carrying amount of goodwill. Tell us how you determined the fair value of your reporting units. Provide us with the impairment test outlined in paragraphs 19 and 20 of SFAS No. 142. In this regard, we note that your market capitalization of the Company`s common stock was significantly less than your net assets. Reconcile the aggregate fair value of each reporting unit to your market capitalization and substantiate any variances.
5. Tell us how you assigned goodwill to your reporting units and why no value was assigned to the IT Documentation segment disclosed in the segment information on page F-22. See paragraph 30 of SFAS No.
142.

Note 10.  Convertible Debentures, pg. F-14
6. For the convertible debentures issued in 2003 and 2004 you disclose that the value assigned to the beneficial conversion features were charged to paid-in-capital and as interest expense when issued. Tell us how your accounting complies with Issue 6 of EITF 00-27 which requires beneficial conversion features to be accreted to interest expense from the date of issuance to the stated redemption date, regardless of when the earliest conversion date occurs.
7. Tell us how you considered paragraph 6 of EITF 98-5 when calculating beneficial conversion features that limits the value of this feature to the amount of proceeds allocated to the convertible instrument. It appears that you assigned values to beneficial conversion features issued in 2003 and 2004 greater than the value assigned to convertible instrument. Provide an analysis of each issuance of convertible debentures during 2004 and indicate how you allocated the proceeds between the debt and the warrants. This analysis should also show how the beneficial conversion features were determined.

Note 12. Notes Payable, pg. F-16
8. Tell us whether either Roger Walters or Denise Dunne-Fushi are related parties. See SFAS No. 57. Indicate why both parties forgave the amounts due to them. If any of these parties are related, the gain should be treated as contributed capital and, therefore, would not be recognized as a gain in the statements of operations. See footnote 1 of APB 26.

Note 19. Earnings Per Share, pg. F-23
9. We note that you include the outstanding warrants in your basic earnings per share. Tell us why you believe that this accounting policy is proper instead of including them in determining diluted earnings per share, if any. See paragraph 17 of SFAS No. 128.

*	*	*	*	*

      As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Steve Williams at (202) 551-3478 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.


							Sincerely,



							Craig Wilson
      						Senior Assistant Chief
Accountant




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Kelly Hankinson
Thinkpath, Inc.
June 1, 2005
Page 1